1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2007
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     V                                  40-F
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes                                            No      V
     (If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: ________.)

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED
This is to report the amount of common shares bought back by TSMC from the Taiwan Stock Exchange on November 30, 2007.

Date	11/30/2007
Number of common shares bought back	11,373,000
Value of common shares bought back	NT$685,847,300
Average buyback price per share	NT$60.30
Accumulative number of shares bought back	209,601,000
Percentage of accumulative shares bought back to total outstanding common shares	0.79%

Note:	The Company is required by the ROC Securities and Futures Commission to make a public announcement whenever accumulative shares repurchased exceed NT$300, 000,000 in value.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: November 30, 2007	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer